March 9, 2026

Lester Wong
Chief Financial Officer
Kulicke & Soffa Industries Inc.
1005 Virginia Dr
Fort Washington, PA 19034

        Re: Kulicke & Soffa Industries Inc.
            Form 10-Q for the Quarter ended January 3, 2026
            Filed February 5, 2026
            File No. 000-00121
Dear Lester Wong:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarter ended January 3, 2026
Notes to Consolidated Financial Statements
Note 15. Segment Information, page 22

1. We note your table including operating information by segment which includes a negative selling, general, and administrative amount for advanced solutions for the three months ended December 28, 2024. Please revise to include a note explaining the credit balance components in this amount.
2. We note that you discuss your results of operations on a segment basis in terms of net revenue and gross profit margin. Please explain to us what consideration you gave to discussing the change in segment income from operations, your segment profitability measure disclosed in the notes to the financial statements, as part of your MD&A discussion. Refer to guidance in Item 303(b) of Regulation
S-K.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Revenue, page 31
 March 9, 2026
Page 2

3. We note your discussion of the changes in net revenue period to period were due to several factors. When more than one factor is responsible for the change in an income statement line item, please quantify, where possible, each of the contributing factors, including any offsetting amounts. Revise your future filings to quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components. Ensure these changes are made throughout your MD&A discussion in all of your filings for each line item, as applicable.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing